

13030263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **C.G. Menk & Associates, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7502 Connelley Drive, Suite 104
(No. and Street)

Hanover, MD 21076
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. Menk, III (888) 923-5660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
14 REGISTRATIONS BRANCH

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Charles G. Menk III, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of C. G. Menk & Associates, Inc. ______, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

Commission Expires October 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. G. MENK & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

C. G. MENK & ASSOCIATES, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
C. G. Menk & Associates, Inc.
Hanover, MD

Report on the Financial Statements
We have audited the accompanying statement of financial condition of C. G. Menk & Associates, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C. G. Menk & Associates, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 22, 2013

C. G. MENK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 120,715
Commissions Receivable	3,349
Deposits and Prepaid Expenses	2,644
Furniture and Equipment (net of $36,174 accumulated depreciation)	-
Total Assets	$ 126,708

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable	$ -
STOCKHOLDERS' EQUITY	
Common Stock, ($0.001 par value, 500,000 shares authorized; 500,000 issued, 454,900 outstanding)	500
Additional Paid-In Capital	340,745
Retained Earnings (Deficit)	(182,516)
Treasury Stock	(32,021)
Total Stockholders' Equity	126,708
Total Liabilities and Stockholders' Equity	$ 126,708

See accompanying Notes to Financial Statements

C. G. MENK & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 – ORGANIZATION

C. G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The company operates its broker/dealer business as an introduction firm only.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Commission revenue is recorded on a trade date basis.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commissions Receivable - Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charges to bad debt expense when they are determined to be uncollectable based on a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method to be used to recognized bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Furniture and Equipment - Furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes. Furniture and equipment at December 31, 2012 was as follows:

Furniture and fixture	$ 4,731
Leasehold improvements	5,859
Computer equipment	25,584
	36,174
Less accumulated depreciation	36,174
	$ -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year

Advertising - All costs associated with advertising are expense in the year incurred.

Income per Common Share - Income per common share is based on the net income divided by the weighted average number of shares outstanding. Weighted average common shares outstanding as of December 31, 2012 were 500,000.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $120,715 which was $115,715 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 - RELATED PARTY TRANSACTIONS

The owners and members of the Board of Directors of the Company received commissions in the amount of $88,942 for the year ended December 31, 2012. The amount is included in consulting fees in the accompanying financial statements.

NOTE 5 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients and agreements with numerous Variable Annuity Providers to support sales of Variable Annuity products. The owners of the owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases a copier/printer. The lease calls for 60 monthly payments and will expire in October 2017. The Company also executed a lease for postage equipment. The total payments for these leases for the year ended December 31, 2012 was $9,060.

The Company has executed a lease for office space which will expire in August 2013. The lease expense for the year ended December 31, 2012 was $26,370. Future minimum lease payments for the operating leases as of December 31, 2012, are as follows:

	Equipment	Office Space	Total
2013	2,604	16,883	19,487
2014	2,604	-	2,604
2015	2,604	-	2,604
2016	2,604	-	2,604
2017	2,170	-	2,170
2013	12,586	16,883	29,469

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.